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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                             SUPERIOR SERVICES, INC.
                            (NAME OF SUBJECT COMPANY)

                       ONYX SOLID WASTE ACQUISITION CORP.
                     an indirect wholly owned subsidiary of
                                     VIVENDI
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE COMMON STOCK)
                         (TITLE OF CLASS OF SECURITIES)

                                   868316 10 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  Henri Proglio
                             42, Avenue de Friedland
                              75380 Paris Cedex 08
                                     France
                              (011) 33-171-71-1000

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                               David M. Kies, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000


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
                                 SCHEDULE 14D-1
---------------------
CUSIP NO. 868316 10 0
---------------------
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                             NAME OF REPORTING PERSON

 1.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Onyx Solid Waste Acquisition Corp.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

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 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Wisconsin
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 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     30,452,969
--------------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 93.9%
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     CO
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
                                 SCHEDULE 14D-1
---------------------
CUSIP NO. 868316 10 0
---------------------
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                            NAME OF REPORTING PERSON

 1.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vivendi
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     30,452,969
--------------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 93.9%
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     CO
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


      This Amendment No. 3 ("Amendment No. 3") is to the Tender Offer Statement on Schedule 14D-1 and the statement of beneficial ownership on Schedule 13D, originally filed on June 18, 1999 (the "Statement"), that relates to the offer (the "Offer") by Onyx Solid Waste Acquisition Corp., a Wisconsin corporation (the "Purchaser") and an indirect wholly owned subsidiary of Vivendi, a societe anonyme organized under the laws of France, to purchase all of the outstanding shares of common stock, par value $.01, of Superior Services, Inc., a Wisconsin corporation (the "Company"), including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 21, 1997, as amended as of June 11, 1999, between the Company and LaSalle Bank National Association (f/k/a LaSalle National Bank), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 1999 (the "Offer to Purchase") (a copy of which was filed as Exhibit (a)(1) to the Statement) and the related Letter of Transmittal (a copy of which was filed as Exhibit (a)(2) to the Statement).

      Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Statement, as applicable.

ITEM 10.  ADDITIONAL INFORMATION

      (a) On July 19, 1999, Vivendi and Superior Services, Inc. announced that Purchaser accepted for payment all of the 30,452,969 shares which were validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer, which occurred at 12:00 midnight, New York City Time, on Friday July 16, 1999, including 1,084,012 shares validly tendered and not withdrawn pursuant to Notices of Guaranteed Delivery.

      (b) The business address of the Purchaser has been changed to the following:

                  c/o Vivendi North America Operations, Inc.
                  800 Third Avenue, 38th Floor
                  New York, NY 10022


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

      Item 11 is hereby amended by adding the following exhibit:

      (a)(9) Press release issued by Vivendi and Superior Services, Inc., dated July 19, 1999, announcing the expiration of the Offer.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 1999


                                      VIVENDI

                                      By: /s/ Henri Proglio
                                         ---------------------------------------
                                          Name:  Henri Proglio
                                          Title: Senior Executive Vice President



                                      ONYX SOLID WASTE ACQUISITION CORP.


                                      By: /s/ Denis Gasquet
                                         ---------------------------------------
                                          Name:  Denis Gasquet
                                          Title: Chief Executive Officer